SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                    under the Securities Exchange Act of 1934

                             Dated November 28, 2005

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                        Commission File Number: 001-14666

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                            MITTAL STEEL COMPANY N.V.

                 (Translation of registrant's name into English)

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                             15th Floor, Hofplein 20
                                3032 AC Rotterdam
                                 The Netherlands
              (Address of registrant's principal executive offices)
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          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X   Form 40-F
                                   ---           ---

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes      No X
                                  ---     ---

If "Yes, is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

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INDEX
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Exhibit 99.1  Mittal Steel Company N.V.'s announcement of the completion of
              Mittal Steel's acquisition of Kryvorizhstal.

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                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  MITTAL STEEL COMPANY N.V.


Date:  November 28, 2005                          By:    /s/ Henk Scheffer
                                                         -------------------
                                                  Name:  Henk Scheffer
                                                  Title: Company Secretary

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                                  EXHIBIT INDEX
                                  -------------

Exhibit 99.1 Mittal Steel Company N.V.'s announcement of the completion of Mittal Steel's acquisition of Kryvorizhstal.